UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (FEBRUARY 26, 2002)

                                DIVERSINET CORP.

--------------------------------------------------------------------------------
                              (Name of Registrant)


         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

1.   Annual  Report

2.   Confirmation  of  Mailing


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form  20-F     X       Form  40-F
           ----------             ----------

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES          NO  XXX
    ---          ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                    DIVERSINET CORP. - SEC FILE NO.0-23304
                                    --------------------------------------
                                                (REGISTRANT)



DATE:  FEBRUARY 26, 2002       BY:  /s/  RICHARD PALMER
                                  ----------------------------------------------
                                  RICHARD PALMER, EXECUTIVE VICE PRESIDENT & CFO

                              D*I*V*E*R*S*I*N*E*T

                              -------------------

                        2*0*0*1 A*N*N*U*A*L R*E*P*O*R*T

                                [GRAPHIC OMITTED]

To  Our  Shareholders:

Year 2001 presented a number of challenges and opportunities for Diversinet. Several wireless vendors were impacted as part of the wireless data shakeout that occurred during 2001. Diversinet was not immune. The Company's initial marketing efforts concentrated on the wireless application service provider
(ASP) and middleware markets as a medium for the integration of our security into new and hosted wireless applications. However, unproven business models of the ASPs and modest wireless data growth in 2001 severely limited the growth of the wireless ASP sector. To our disappointment, this prevented us from generating recurring revenue through ASPs during fiscal 2001.

Diversinet took several steps forward in fiscal 2001: we broadened key partnerships; realized the first full-scale infrastructure launch of our security software through the Hongkong Post; added e-Scotia as a Certificate Authority in North America; and positioned ourselves for expanded market opportunity by focusing more on the faster growing Asian and European wireless data markets. At the same time, we successfully built on our leading technology.

A series of product announcements, focused on meeting our customers' needs, were made in fiscal 2001. These announcements reinforced our technological leadership in the wireless security market. Fiscal 2002 will present some exciting opportunities, as the wireless market grows with the intro-duction of GPRS handsets and 2.5G networks. Future product development initiatives will be based on enhancing existing offerings and broadening our suite of security solutions to include these next-generation networks and handsets.

At the end of fiscal 2001, the Company completed a significant cost reduction initiative to counter-balance the effects of the slowing economy. The cost reduction measures decreased the Company's cash requirements and will enable the Company to reach a break-even point more rapidly as recurring revenue commences. However, we recognize that additional financing will be required in fiscal 2002 to continue to implement our business plan before we reach a breakeven point.

During fiscal 2001, Diversinet laid the foundation for future success by investing in strong markets, such as the Asia-Pacific and European markets. I am confident these investments will begin to pay back in 2002 as we see the start of recurring revenue.

The Company is more focused now than it ever has been and we have a clear objective to make our current initiatives successful and drive the Company towards meaningful revenue and profitability.

In closing, I would like to thank our employees for their outstanding contribution and our shareholders for their continued confidence and support. Diversinet's Board of Directors and management team are committed to building the Company into a viable and profitable company. Diversinet has a tremendous future ahead and we look forward to sharing our progress and success-es with you.

Regards,

/s/ Nagy Moutsafa

Nagy  Moustafa

President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respect with U.S. GAAP except as described in Note 15 to our consolidated financial statements.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report. Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words, "expects", "anticipates", "intends", "believes", and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed under the heading "Risks and Uncertainties."

The differences between line items under Canadian GAAP and those under U.S.
GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $56,000 for the year ended October 31, 2001 and greater by $1,449,000 for the year ended October 31, 2000 and less by $79,000 for the year ended October 31, 1999. These differences relate to differences in accounting for stock based compensation in fiscal 2001 and 2000 and to dif-ferences in accounting for deferred foreign exchange gains in fiscal 1999.

OVERVIEW

We are a security software product company that develops, markets and distributes public key infrastructure (PKI) security solutions for the secure transmission of data over wireless networks and devices. We are a pioneer in providing wireless security products for mobile commerce over wireless networks and are striving to become the leading provider of wireless security solutions.

We have been developing our products since 1997. Our main product is the Passport Certificate Server, which enables the implementation of a PKI solution for mobile electronic commerce through the use and management of digital certificates. In addition, we have a Passport Authorization Product which extends the functionality of digital certificates by granting related privileges to the holder of a digital certificate.

We currently hold two patents in the Untied States and one patent in Israel regarding our technology.

Using our solutions, our customers can establish secure, trusted environments to facilitate mobile commerce transactions using wireless devices. During fiscal 2001, the Hongkong Post utilized our products to establish the world's first community wide wireless certificate service. As applications that use this service become available during fiscal 2002 and commence attracting subscribers, we expect to begin to generate recurring revenue from our products.

We have incurred operating losses in each of the last five fiscal years, most recently from our continuing operations of developing security products. We have sustained our business during this period through the sale of common shares in a series of private placements. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

OPERATING RESULTS
Year ended October 31, 2001 compared to year ended October 31, 2000

For the year ended October 31, 2001, we reported revenue of $1,221,000 compared to revenue of $2,636,000 for the year ended October 31, 2000. The information technology slowdown resulted in a deferral of purchases by our potential customers throughout the year resulting in reduced revenue compared to the prior year. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 55% of our revenue from the Asian region, 24% from the United States, 17% from Canada and 4% from other areas during the fiscal year 2001.

During fiscal 2001, 40% of our revenue came from one customer whereas in fiscal 2000, 24% of our revenue came from one customer. These customers are not related to each other. As the market we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported a net loss of $18,900,000 for the year ended October 31, 2001, compared to a net loss of $15,027,000 in the prior year. The increased net loss in fiscal 2001 is attributable partly to a decrease in revenue compared to the prior year and partly to increased costs, especially in sales and marketing, during the year. We completed operating cost reductions in the fourth quarter of 2001 that should result in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. We incurred $730,000 in severance costs related to these operating cost reductions of which $150,000 was paid subsequent to our year-end.

Research and development expenses increased to $6,907,000 in 2001 from $5,888,000 in 2000 resulting primarily from wages, occupancy, and travel costs which were higher on average than in the prior year. These expenses are expected to decline in fiscal 2002 as a result of the cost reductions completed late in fiscal 2001.

Sales and marketing expenses were $7,256,000 in 2001 compared to $5,435,000 in 2000. During the fourth quarter, sales and marketing staff in North America were reduced as the Company refocused its efforts in the Asian and European markets where the Company has been achieving some success. With the launch of the Hongkong Post wireless certificate service late in fiscal 2001, interest in our products has increased in the Asian region. We expect that activity in this region will increase during fiscal 2002.

General and administrative expenses were $4,029,000 for fiscal 2001, approximately the same level as the $4,185,000 incurred during fiscal 2000. A decline in these expenses during fiscal 2002 is expected as the result of continuing operating cost controls.

Depreciation and amortization expense in fiscal 2001 decreased to $1,888,000 from $2,604,000 in fiscal 2000. The Company's deferred development costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the year.

During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 9 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportion-ate interest in its assets, liabilities, revenue and expenses.

Year ended October 31, 2000 compared to year ended October 31, 1999

Revenue increased to $2,636,000 in fiscal 2000 from $246,000 in fiscal 1999. During our 2000 fiscal year, 24% of revenue was generated from a single customer. The remaining revenue was generated from a number of transactions with various customers. The increase in revenue is the result of a greater number of initial license agreements being concluded in the fiscal year ended October 31, 2000.

The aggregate of research and development, sales and marketing and general and administrative expenses in the year ended October 31, 2000, increased to $15,509,000 from $5,995,000 in the year ended October 31, 1999. The increase of $9,514,000 was due to continuing expansion of our research and development and sales and marketing departments.

Research and development expenses, net of amounts capitalized as deferred development costs, increased to $5,888,000 in the year ended October 31, 2000, compared to $1,685,000 in the year ended October 31, 1999. The increase was primarily attributable to a higher number of employees and contractors resulting in increases in remuneration of $2,192,000, travel of $525,000, human resources of $224,000 and facilities of $267,000 and a decrease of $714,000 in amounts capitalized for deferred development costs.

Sales and marketing expenses were $5,435,000 in the year ended October 31, 2000, compared to $1,880,000 in the year ended October 31, 1999. The increase in sales and marketing expenses of $3,555,000 in the year ended October 31, 2000, was attributable primarily to a higher number of sales and marketing employees. This was reflected in increased remuneration of $1,735,000, a $957,000 increase in travel and recruiting expenses, a $352,000 increase in facilities and an increase of $279,000 in public relations and investor relations expense.

General and administrative expenses were $4,185,000 fiscal 2000 compared to $2,431,000 in fiscal 1999. The increase in general and administrative expenses of $1,754,000 was attributable to a higher number of administrative employees. This was reflected in increased remuneration of $1,021,000, an increase in facilities and office expenses, resulting principally from the leasing of new head office space, of $364,000, an increase in professional services fees of $884,000 and a decrease in foreign exchange loss of $479,000.

Amortization expense in fiscal 2000 increased to $2,604,000 from $1,446,000 in the comparable period in 1999. The increase was due to the addition of computer equipment and leasehold improvements required to facilitate our growth. We incurred a charge for the settlement of litigation of $6,581,000 in the year ended October 31, 1999. There was no comparable charge in the year ended October 31, 2000.

We incurred interest expense of $7,000 and $297,000 in fiscal 2000 and 1999, respectively, primarily on the convertible debenture.

We earned interest income of $706,000 and $247,000 in fiscal 2000 and 1999, respectively. The increase is primarily attributable to our higher average cash and cash equivalents in fiscal 2000 due to the proceeds from the private placement.

Our net loss from discontinued operations was $250,000 in the year ended October 31, 2000, compared to $285,000 for the year ended October 31, 1999. The loss in 2000 related to the write-off of the amount receivable for an investment tax credit. The loss in 1999 related to the sale of our IPS 950 division in January 1998.

LIQUIDITY AND CAPITAL RESOURCES
Year ended October 31, 2001 compared to year ended October 31, 2000 and year ended October 31, 1999

Cash used in operating activities was $15,963,000 in the year ended October 31, 2001, attributable to a net loss of $18,900,000, plus a net decrease in a net increase in accounts payable, accrued liabilities and deferred revenue of $361,000, offset by a net decrease in receivables and prepaid expenses of $1,410,000 and depreciation and amortization of $1,888,000. Cash used in operating activities was $13,121,000 in the year ended October 31, 2000, attributable to a net loss of $14,777,000, plus increases in receivables of $1,471,000 and prepaid expenses of $376,000, less increases in accounts payable and accrued liabilities of $894,000, increases in deferred revenue of $78,000, less net amortization and depreciation and debenture non-cash costs of $2,531,000.

Cash used in operating activities was $4,690,000 in the year ended October 31, 1999, attributable to a net loss of $13,826,000 and an increase in accounts receivable of $306,000 and prepaid expenses of $169,000, partially offset by an increase in accounts payable and accrued liabilities of $1,416,000 and net non-cash charges of $8,195,000. The net non-cash charges in the year ended October 31, 1999, of $8,195,000 included $6,394,000 for settlement of litigation.

Cash provided by financing activities in the year ended October 31, 2001, was $106,000. Cash provided by financing activities in the year ended October 31, 2000, was $30,674,000. In July 2000, we completed a private placement which generated net proceeds of $23,544,000. Funds were also received during the year on the exercise of stock options amounting to $2,022,000 and upon the exercise of common share purchase warrants issued in April 1999, which generated proceeds of $1,651,000. In December 1999, we received $3,429,000 as proceeds from the exercise of a warrant, issued in December 1997, to purchase 900,000 common shares at an exercise price of U.S. $2.50.

Cash provided by financing activities in the year ended October 31, 1999, totaled $8,919,000, consisting of $6,488,000 in net proceeds from an April 1999 private placement described below and $2,982,000 from the exercise of stock options and warrants to purchase common stock, partially offset by an increase in deferred financing costs of $551,000.

On April 23, 1999, we consummated a private offering in Canada and elsewhere outside the United States of 2,134,000 special warrants in accordance with Regulation S under the Securities Act of 1933, as amended. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one share of our common shares and one quarter of a common shares purchase warrant. Each whole common shares purchase warrant entitled the holder to purchase one share of our common shares for $3.87 until October 23, 2000.
The offering was purchased primarily by Canadian institutional investors and generated gross proceeds of $7,362,000. The market value of our common shares at the time of the placement was $6.75 (U.S. $4.56).

All proceeds that we received were used for working capital purposes, including product development and marketing and sales efforts.

Cash used in investing activities in the year ended October 31, 2001, consisted of $1,186,000 spent on capital asset additions and the purchase a of $3,088,0000 short-term investment. Cash used in investing activities in the year ended October 31, 2000 was $1,764,000 attributable to capital assets additions. Cash used in investing activities in the year ended October 31, 1999 was $961,000, attributable to additions to deferred development costs of $735,000 and to additions to fixed assets for computer equipment, furniture and leasehold improvements of $226,000.

As of October 31, 2001, we had commitments under non-cancelable operating leases for our principal facilities and equipment through 2006 in amounts ranging from $645,000 in fiscal 2002 declining to $314,000 in fiscal 2006.

As of October 31, 2001, we had a commitment to contribute up to $615,000 to our 50% owned joint venture for our share of the joint venture requirements. This amount is expected to be contributed within six months of our 2001 year end.

We believe that our cash and cash equivalents and short-term investments as at October 31, 2001, of $6,150,000 will not be sufficient to meet our short-term working capital requirements for the next fiscal year. We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2002. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined significantly from fiscal 2000 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a significant portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency gains and losses that may have an adverse effect on our operating results. During the year we maintained a portion of our cash resources in U.S. dollar term deposits. Upon completion of our cost reductions during September 2001, our exposure to U.S. expenses was significantly reduced and we transferred our remaining U.S. dollar cash resources to Canadian dollar deposits.

Employees: During September we substantially reduced our headcount and curtailed certain sales and marketing activities, particularly in the United States. Substantial workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels. In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

[GRAPHIC OMITTED]    KPMG LLP                       Telephone (416) 228-7000
                     CHARTERED ACCOUNTANTS          Telefax (416) 228-7123
                     Yonge Corporate Centre         www.kpmg.ca
                     4120 Yonge Street Suite 500
                     North York ON M2P 2B8

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at October 31, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

  /s/  KPMG LLP

CHARTERED ACCOUNTANTS
TORONTO, CANADA
NOVEMBER 26, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 26, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

  /s/  KPMG LLP

CHARTERED ACCOUNTANTS
TORONTO, CANADA
NOVEMBER 26, 2001

DIVERSINET CORP.
Consolidated Balance Sheets
(in Canadian dollars)
October 31, 2001 and 2000
==================================================================================
                                                           2001           2000
----------------------------------------------------------------------------------
Assets

Current assets:
    Cash and cash equivalents                         $  3,061,844   $ 23,192,586
    Short-term investments                               3,087,680              -
    Accounts receivable                                    274,521      1,657,748
    Other receivables                                       99,469        154,644
    Prepaid expenses                                       596,105        567,470
    ------------------------------------------------------------------------------
    Total current assets                                 7,119,619     25,572,448


Capital assets, net (note 3)                             2,496,738      1,855,966
Purchased technology, net (note 4)                               -        723,975
Deferred development costs, net (note 5)                         -        618,726

----------------------------------------------------------------------------------
Total assets                                          $  9,616,357   $ 28,771,115
==================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                  $  1,191,117   $    420,140
    Accrued liabilities (note 6)                         2,329,269      3,421,380
    Deferred revenue                                        43,843         83,336
    ------------------------------------------------------------------------------
    Total current liabilities                            3,564,229      3,924,856

Shareholders' equity:
    Share capital (note 7):
      Authorized:
        Unlimited common shares
      Issued and outstanding:
        26,413,876 common shares (2000 - 26,350,760)    53,992,992     53,887,264
    Contributed surplus                                     97,500         97,500
    Deficit                                            (48,038,364)   (29,138,505)
    ------------------------------------------------------------------------------
    Total shareholders' equity                           6,052,128     24,846,259

Future operations (note 1)
Commitments and contingencies (note 12)

----------------------------------------------------------------------------------
Total liabilities and shareholders' equity            $  9,616,357   $ 28,771,115
==================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:  /s/ Mark Steinman, Director /s/ Nagy Moustafa, Director

DIVERSINET CORP.
Consolidated Statements of Earnings and Deficit
(in Canadian dollars)
Years ended October 31, 2001 and 2000

===========================================================================
                                                    2001           2000
---------------------------------------------------------------------------

Revenue:                                       $  1,220,981   $ 26,361,800

Expenses:
     Research and development                     6,906,566      5,888,028
     Sales and marketing                          7,256,432      5,435,378
     General and administrative                   4,029,236      4,185,431
     Depreciation and amortization                1,888,147      2,603,589
     Severance costs                                730,000              -
     ----------------------------------------------------------------------
                                                 20,810,381     18.112,426
---------------------------------------------------------------------------

Loss before the following                       (19,589,400)   (15,476,246)

Interest income                                    (689,541)      (705,815)

Interest expense                                          -          6,777
---------------------------------------------------------------------------

Loss from continuing operations                 (18,899,859)   (14,777,208)

Loss from discontinued operations                         -       (250,000)
---------------------------------------------------------------------------

Loss for the year                                    (1,776)   (15,027,208)

Deficit, beginning of year                      (29,138,505)   (14,111,297)

---------------------------------------------------------------------------
Deficit, end of year                            (48,038,364)   (29,138,505)
===========================================================================

Basic and diluted loss per share -continuing
     operations (note 8)                             ($0.72)        ($0.63)
Basic and diluted loss per share (note 8)             (0.72)         (0.64)
===========================================================================
Weighted average number of common shares         26,376,480     23,534,438
===========================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Consolidated Statements of Cash Flows
(in Canadian dollars)
Years ended October 31, 2001 and 2000

========================================================================================
                                                                 2001           2000
----------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Loss from continuing operations                          $(18,899,859)  $(14,777,208)
   Items not involving cash:
     Depreciation and amortization                             1,888,147      2,603,589
     Foreign exchange gain on debenture                                -        (78,864)
     Interest on debenture                                             -          4,833
   Change in non-cash operating working capital:
     Accounts receivable                                       1,383,227     (1,387,844)
     Other receivables                                            55,175        (82,699)
     Prepaid expenses                                            (28,635)      (375,700)
     Accounts payable                                            770,977        202,146
     Accrued liabilities                                      (1,092,111)       692,233
     Deferred revenue                                            (39,493)        78,100
     -----------------------------------------------------------------------------------
   Cash used in continuing operations                        (15,962,572)   (13,121,414)

Financing activities:
   Issue of common shares, common share
     purchase options and warrants for cash                      105,728     30,674,246

Investing activities:
   Short-term investments                                     (3,087,680)             -
   Additions to capital assets                                (1,186,218)    (1,763,658)
   -------------------------------------------------------------------------------------
Cash used in investing activities                             (4,273,898)    (1,763,658)
----------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents             (20,130,742)    15,789,174

Cash and cash equivalents, beginning of year                  23,192,586      7,403,412
----------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                      $  3,061,844   $ 23,192,586
========================================================================================

Supplementary non-cash financing and investing activities:
   Conversion of convertible debenture                      $          -   $  1,707,468
========================================================================================

See accompanying notes to consolidated financial statements.

DIVERSINET CORP.
Notes to Consolidated Financial Statements
(in Canadian dollars)
Years ended October 31, 2001 and 2000

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and healthcare.

1.   FUTURE  OPERATIONS:

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States. Significant accounting policies adopted by the Company are as follows:

(a)  Basis  of  consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company accounts for its interest in a joint venture through the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

(b)  Revenue  recognition:

Revenue from software license agreements is recognized upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied and collection of the license fees is probable. Revenue from the sale of additional software products is recognized as software is delivered.

Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed. When arrangements contain multiple elements and vendor specific objective evidence exists for undelivered elements, the Company recognizes revenue for the delivered elements using the residual method. For arrangements containing multiple elements where vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either vendor specific objective evidence exists for the remaining undelivered elements or all elements have been delivered.

Amounts received in advance of revenue recognition are recorded as deferred revenue.

(c)  Cash  and  cash  equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(d)  Short-term investments:

Short-term investments consist of bonds which are recorded at cost plus accrued interest.

(e)  Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year incurred.

(f)  Research and development costs:

Research costs are expensed as incurred. Software development costs are deferred once costs meet the criteria under generally accept-ed accounting principles for deferral and amortization. Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years. The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(g)  Purchased technology:

The Company capitalizes purchased technology and amortizes such costs over two years. The carrying value is assessed on a periodic basis to determine if a write-down is required.

(h)  Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions. Foreign exchange gains and losses are included in loss for the year.

(i)  Capital  assets:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets at the following annual rates and bases:

===============================================================
ASSET                         BASIS               RATE
---------------------------------------------------------------
Computer hardware       Declining balance                  30%
Computer software       Declining balance                  30%
Furniture and fixture   Declining balance                  20%
Leasehold improvements  Straight line       Over term of lease
===============================================================

The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the statements of earnings and deficit.

(j)  Income  taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(k)  Earnings per share:

In fiscal 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook, Section 3500, "Earnings per Share." Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options using the treasury stock method.

Previously, the Company calculated diluted earnings per share using the current imputed earnings method. The change in accounting policy has been applied retroactively and did not result in changes in previously disclosed diluted earnings per share.

(l)  Stock-based  compensation:

The Company has a stock-based compensation plan as described in note 13. No compensation expense is recognized when stock or stock options are issued to employees and consultants. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to deficit.

(m)  Use  of  estimates:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. CAPITAL ASSETS:
================================================================================================
                                                                   Accumulated
2001                                                       Cost   depreciation   Net book value
------------------------------------------------------------------------------------------------
Computer hardware                                    $1,550,159  $     516,417  $     1,033,742
Computer software                                       689,927        215,268          474,659
Furniture and fixtures                                  520,257        138,196          382,061
Leasehold improvements                                  732,549        126,273          606,276
------------------------------------------------------------------------------------------------
                                                     $3,492,892  $     996,154  $     2,496,738
================================================================================================

In 2001, depreciation expense amounted to $545,446.

================================================================================================
                                                                   Accumulated
2000                                                       Cost   depreciation   Net book value
------------------------------------------------------------------------------------------------
Computer hardware                                       911,665  $     281,256  $       630,409
Computer software                                       464,172         78,744          385,428
Furniture and fixtures                                  350,839         67,508          283,331
Leasehold improvements                                  579,998         23,200          556,798
------------------------------------------------------------------------------------------------
                                                     $2,306,674  $     450,708  $     1,855,966
================================================================================================

In 2000, depreciation expense amounted to $295,556.

4.   PURCHASED  TECHNOLOGY:
================================================================================================
                                                                       2001              2000
------------------------------------------------------------------------------------------------
Cost                                                                $1,447,950       $1,447,950
Accumulated amortization                                             1,447,950          723,975
------------------------------------------------------------------------------------------------
                                                                         $   -       $  723,975
================================================================================================

In 2001, amortization expense related to purchased technology amounted to $723,975 (2000 -$723,975).

5.   Deferred  development  costs:

================================================================================================
                                                                       2001              2000
------------------------------------------------------------------------------------------------
Cost                                                                $2,474,900       $2,474,900
Accumulated amortization                                             2,474,900        1,856,174
------------------------------------------------------------------------------------------------
                                                                         $   -       $  618,726
================================================================================================

In 2001, amortization expense related to deferred development costs amounted to $618,726 (2000 - $1,237,449).

6.   ACCRUED  LIABILITIES:

================================================================================================
                                                                       2001             2000
------------------------------------------------------------------------------------------------
Remuneration                                                        $1,328,200       $1,590,814
Professional fees                                                      460,084        1,390,689
Miscellaneous                                                          540,985          439,877
------------------------------------------------------------------------------------------------
                                                                    $2,329,269       $3,421,380
================================================================================================

7.   SHARE CAPITAL, WARRANTS AND COMMON SHARE PURCHASE OPTIONS:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants for the two years ended October 31, 2001:

================================================================================================
                                                Compensation options
                                                    and warrants            Common shares
------------------------------------------------------------------------------------------------
                                                 Number      Amount      Number       Amount
------------------------------------------------------------------------------------------------
Balance, October 31, 1999                      2,185,625   $ 589,000    20,280,528  $20,916,550
Conversion of warrants (b)                      (300,000)   (468,000)      205,017      468,000
Conversion of warrants (c)                      (400,000)          -       273,356            -
Conversion of debenture (b)                                              1,050,102    1,707,468
Common share purchase warrants exercised (c)    (298,875)          -       298,875    1,156,646
Compensation options exercised (c)              (136,750)          -       136,750      494,194
Stock options exercised and shares issued (e)                              656,131    2,022,253
Warrants (a)                                    (900,000)   (121,000)      900,000    3,428,500
Private placement (d)                                                    2,450,001   23,543,653
Settlement of litigation                         263,500           -       100,000      150,000
------------------------------------------------------------------------------------------------
Balance, October 31, 2000                        413,500           -    26,350,760   53,887,264
Stock options exercised and shares issued (e)                               63,116      105,728
------------------------------------------------------------------------------------------------
Balance, October 31, 2001                        413,500   $       -   $26,413,876  $53,992,992
================================================================================================

(a) On December 5, 1997, the Company received $1,295,000 (U.S. $900,000) from the issue and sale of 900,000 common shares and a warrant to purchase 900,000 common shares at a price of U.S. $2.50 per share until December 5, 1999. These warrants were exercised during the fiscal year ended October 31, 2000 and common shares issued. Proceeds to the Company as a result of this exercise were $3,428,500.

(b) During the year ended October 31, 1998, the Company completed a private placement of an unsecured convertible debenture (the "Convertible Debenture") in the principal amount of U.S. $2,000,000 and a non-redeemable warrant (the "Warrant") to purchase 300,000 common shares for total proceeds of U.S. $2,000,000. The Convertible Debenture was convertible until October 14, 2001 and bore interest at 3% per annum which was payable in cash or common shares, at the option of the Company. The Convertible Debenture was convertible at the holder's option into common shares of the Company at the lower of (a) U.S. $1.18 per share or (b) approximately 80% of the market price of the common shares at the time of conversion. The Warrant entitled the holder to purchase an aggregate of 300,000 of the Company's common shares at an exercise price of U.S. $1.18 per share until October 15, 2003.

During fiscal 2000, the Convertible Debenture plus accrued interest were fully converted into common shares leaving a principal balance of nil. During fiscal 2000, the Warrant was converted to common shares for no additional consideration based on the prevailing market price at the time of conversion less U.S. $1.18.

(c) On April 23, 1999, the Company completed a private placement offering of 2,134,000 special warrants. Each special warrant was offered at $3.45 and was exercisable at any time until October 23, 2000, for no additional consideration, to acquire one unit. Each unit consisted of one common share and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one share for $3.87 until October 23, 2000. The gross proceeds of the offering were $7,362,300.

The underwriter received commissions of 8% of gross proceeds plus out-of-pocket expenses (approximately $285,170), for total cash commission of $588,984. The underwriter also received compensation options entitling them to purchase up to 213,400 units at a price of $3.45 per unit at any time prior to April 23, 2001, provided that if any compensation options are exercised after October 23, 2000, such options shall entitle the underwriter to receive only one common share per unit exercised.

On July 23, 1999, the Company received a receipt for its prospectus qualifying the common shares to be issued in exchange for the special warrants. At that time, all special warrants were converted and the Company received the funds that were held in escrow. As part of the conversion, the Company issued 533,500 share purchase warrants exercisable upon payments of $3.87 per share until October 23, 2000. During fiscal 1999, 234,625 share purchase warrants were exercised, resulting in proceeds of $907,999 to the Company. The remaining share purchase warrants expired unexercised.

The consent of the debentureholder was required to proceed with the private placement offering. In consideration for this consent, the Company issued to the debentureholder warrants to purchase up to 400,000 common shares at an exercise price of U.S. $4.50 expiring on April 23, 2001. During fiscal 2000, these warrants were converted to common shares for no additional consideration based on the prevailing market price of the common shares at the time of exercise less U.S. $4.50.

(d) During July and August of 2000, the Company completed a private placement of 2,450,001 common shares for net proceeds of $23,543,653.

(e) During 2000 and 2001, the Company granted options to certain employees, officers and directors under a share option plan (note 13), enabling them to purchase common shares of the Company.

(f) Warrants outstanding as of October 31, 2001 and 2000 consist of 150,000 warrants issued in October 1999 at an exercise price of U.S. $13.13 per share, expiring October 2004 and 263,500 warrants issued in May 2000 at an exercise price of U.S. $8.59 per share, expiring May 2005.

8.   BASIC AND DILUTED LOSS PER SHARE:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the years ended October 31, 2001 and 2000. During these periods, options and warrants amounted to 2,985,175 (2000 - 2,529,031) and 413,500 (2000 -259,792),
respectively.

9.   INTEREST IN JOINT VENTURE:

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at
October 31, 2001:
================================================================================
Prepaid expenses                                                      $   9,622
Capital assets                                                          523,138
--------------------------------------------------------------------------------
Total assets                                                          $ 532,760
================================================================================
Accounts payable                                                      $ 600,649
Accrued liabilities                                                      14,378
--------------------------------------------------------------------------------
Total liabilities                                                     $ 615,027
================================================================================
Expenses                                                              $(483,472)
================================================================================
Loss                                                                  $(483,472)
================================================================================

During fiscal 2001, the Company recognized revenue of $199,925 from sales to the joint venture. As at October 31, 2001, the Company had contributed approximately $401,000 into the joint venture. The Company has to date committed to contribute an additional $615,000 to the joint venture for the Company's proportionate share of the joint venture requirements. This amount is expected to be contributed within the next six months.

10.  INCOME  TAXES:

The tax effects of significant temporary differences representing future tax assets is as follows:

============================================================================
                                                    2001           2000
----------------------------------------------------------------------------
Future tax assets:

    Operating loss carryforwards                $ 24,762,785   $ 23,499,822
    Capital loss carryforwards                     1,119,902              -
    Share issue costs                                982,616        426,290
    Write-down of investment                               -        446,000
    Capital assets, accounting depreciation in
       excess of tax depreciation                  5,327,984        527,399
    ------------------------------------------------------------------------
                                                  32,193,287     24,899,511

Valuation allowance                              (32,193,287)   (24,623,559)
----------------------------------------------------------------------------
Net future tax assets                                      -        275,952

Future tax liability:
       Deferred development costs                          -       (275,952)
----------------------------------------------------------------------------
                                                        $  -           $  -
============================================================================

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At October 31, 2001, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $55,675,000. These losses expire in the following fiscal years:

============================================================================
2002                                                             $ 2,270,000
2003                                                              13,587,000
2004                                                               1,211,000
2005                                                               3,700,000
2006                                                               6,854,000
2007                                                               7,155,000
2008                                                              20,898,000
----------------------------------------------------------------------------
                                                                 $55,675,000
============================================================================

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $2,659,000, expiring between 2018 and 2020.

11.  SEGMENTED  INFORMATION:

The Company operates in a single reportable operating segment. This segment derives its revenue from the sale of security software and related products and services. As at October 31, 2000, significantly all the assets related to the Company's operations were located in Canada. As at October 31, 2001, significantly all the assets related to the Company's operations were located in Canada with the exception of the assets held within the joint venture, as disclosed in note 9, which were located in Asia.

A summary of sales to major customers that exceeded 10% of total sales during each of the years in the two-year period ended October 31, 2001, and the approximate amount due from these customers, as of October 31, 2001, are as follows:

===============================================================
                              Sales         Accounts receivable
                       2001          2000
---------------------------------------------------------------
Customer 1               -             24%           $        -
Customer 2              40%                                   -
Customer 3              19%                                   -
Customer 4              17%                             186,083
===============================================================

The Company does not consider itself dependent on any customer.

Revenue is attributable to geographic location based on the location of the customer, as follows:

===============================================================
                                             2001        2000
---------------------------------------------------------------
Sales:
   United States                         $  294,650  $1,464,630
   Canada                                   213,295     308,000
   Other                                     44,156     863,550
   Asia                                     668,880          --
---------------------------------------------------------------
                                         $1,220,981  $2,636,180
===============================================================

12.  COMMITMENTS AND CONTINGENCIES:

(a)  Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company. As a result, no provision for loss has been made in these consolidated financial statements.

(i) The Company has been served with a statement of complaint, as a co-defendant, wherein the plaintiff is seeking rescission of an international offering private placement transaction it entered into with the Company in August 1995, in which it purchased 212,500 common shares (850,000 common shares prior to a one-for-four reverse split) from the Company for U.S. $3,700,000. The plaintiff is also seeking damages in the amount of U.S. $3,700,000 plus interest and costs. This claim has previously been dismissed twice and the Company has filed a motion to dismiss this claim again.

(ii) During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company's former printing business and is seeking damages of U.S. $1,533,950 and damages of U.S. $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.

(iii) In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company's consolidated financial position or results of operations.

(b) Lease commitments:

Total future minimum lease payments including operating costs are as follows:

=============================================================================
2002                                                              $   645,082
2003                                                                  502,648
2004                                                                  470,994
2005                                                                  470,994
2006                                                                  313,996
-----------------------------------------------------------------------------
                                                                  $ 2,403,714
=============================================================================


13. STOCK INCENTIVE PLAN:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the "Plan"), enabling them to purchase common shares of the Company. The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately preceding the day the share option was granted. The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 6,100,000 (2000 - 6,100,000) common shares. These options generally vest on a quarterly basis over three years and expire five years after the date of granting. As at October 31, 2001, the number of common shares reserved for future issues of stock options amounts to 875,828.

The following table summarizes information about stock options outstanding at October 31, 2001:

========================================================================================================
                                       Options outstanding                      Options vested
--------------------------------------------------------------------------------------------------------
                                             Weighted          Weighted                     Weighted
Range of                                 average remaining     average                       average
exercise price U.S.        Number        contractual life   exercise price     Number     exercise price
[Cdn.]                   outstanding        (in years)        U.S. [Cdn.]    exercisable    U.S. [Cdn.]
--------------------------------------------------------------------------------------------------------
1.00 - $1.94                 1,616,779               3.27  $          1.36      848,168  $         1.38
[$1.58 - $3.07]                                                      [2.15]                       [2.18]

2.05 - $2.84                   701,500               3.84             2.25      248,563            2.26
[$3.24 - $4.49]                                                      [3.55]                       [3.57]

3.00 - $4.88                   183,769               2.23             3.52      147,936            3.48
[$4.74 - $7.71]                                                      [5.56]                       [5.49]

5.19 - $9.66                   476,887               3.51             7.53      219,873            7.44
[$8.20 - $15.26]                                                    [11.90]                      [11.75]

10.63 - $41.69                 707,321               3.13            15.50      410,369           15.51
[$16.79 - $65.87]                                                   [24.49]                      [24.51]
--------------------------------------------------------------------------------------------------------
                             3,686,256               3.33             5.15    1,874,909            5.46
                                                                     [8.13]                       [8.63]
========================================================================================================

Changes for the employee stock option plan during the years ended October 31, 2001 and 2000 were as follows:

===============================================================================================
                                            2001                           2000
-----------------------------------------------------------------------------------------------

                                                 Weighted average              Weighted average
                                   Number of      exercise price    Number of  exercise  price
                                     Shares       U.S     [Cdn.]      Shares    U.S     [Cdn.]
----------------------------------------------------------------------------------------------
Options outstanding, beginning
    of year                         3,275,045   $  7.75   [10.87]  2,268,499   $ 2.27   [3.33]
Options granted                     1,863,280      2.15    [3.40]  2,033,950    11.75  [17.63]
Options exercised                     (63,116)     1.10    [1.73]   (756,132)    1.94   [2.92]
Options cancelled                  (1,388,953)     6.26    [9.91]   (271,272)    6.35   [9.53]
Options cancelled for reissuance            -         -         -   (127,023)   24.23  [36.35]
Options reissued                            -         -         -    127,023     7.75  [11.62]
----------------------------------------------------------------------------------------------
Options outstanding, end of year    3,686,256      5.15    [8.13]  3,275,045     7.75  [10.87]
==============================================================================================
Options exercisable, end of year    1,874,909   $  5.46    [8.63]  1,405,591   $ 9.76  [14.64]
==============================================================================================
Weighted average fair value
    of options granted during
    the year                                    $  1.57    [2.48]              $ 8.23  [12.35]
==============================================================================================


14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to the following risks related to financial assets and liabilities:

(a) Currency risk:

The Company is subject to currency risk through its activities in United States, United Kingdom, Europe and Asia. Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks. There were no forward exchange contracts outstanding at October 31, 2001 and 2000.

(b) Fair values:

The fair values of the Company's current financial instruments approximate their carrying amounts due to their short-term nature.

(c) Credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained at high-quality financial institutions.

The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

15. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

The effect of these reconciling adjustments is as follows:

==============================================================================
                                                      2001           2000
------------------------------------------------------------------------------
Share capital:
    Canadian GAAP                                 $ 53,992,992   $ 53,887,264
    Reduction of share capital (a)                  41,248,993     41,248,993
------------------------------------------------------------------------------
U.S. GAAP                                         $ 95,241,985   $ 95,136,257
==============================================================================

Deficit and comprehensive loss:
    Canadian GAAP                                 $(48,038,364)  $(29,138,505)
    Reduction of share capital (a)                 (41,248,993)   (41,248,993)
    Compensation expense (b)                        (1,505,557)    (1,449,078)
------------------------------------------------------------------------------
U.S. GAAP                                         $(90,792,914)  $(71,836,576)
==============================================================================

Consolidated statements of loss:
    Loss from continuing operations under
        Canadian GAAP                             $(18,899,859)  $(14,777,208)
    Compensation expense (b)                           (56,479)    (1,449,078)
------------------------------------------------------------------------------
Loss from continuing operations under U.S. GAAP    (18,956,338)   (16,226,286)

Loss from discontinued operations                            -       (250,000)
------------------------------------------------------------------------------
  Loss under U.S. GAAP $                           (18,956,338)  $(16,476,286)
==============================================================================

Basic and diluted:
    Loss per share under U.S. GAAP                $      (0.72)  $      (0.70)
==============================================================================

(a)  Share  capital  and  deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

(b) Options to consultants:

Under Canadian GAAP, the Company does not recognize compensation expense when stock or stock options are issued to consultants. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP, the Company records compensation expense for stock or stock options granted in exchange for services from consultants. During the year ended October 31, 2000, the Company issued 177,500 stock options to consultants and has recorded $286,578 as compensation expense for the services rendered. In addition, the Company recorded compensation expense in the amount of $1,162,500, which is the difference between the exercise price and the share price at the settlement date of a lawsuit.

During the year ended October 31, 2001, the Company issued 50,000 stock options to consultants. The Company has recorded compensation expense of $56,479, of which $13,912 relates to options issued in fiscal 2001 to consultants.

(c) Interest in joint venture:

Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and

Exchange Commission ("SEC"), reclassification is not required in an SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note 9.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

(d) Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following notes to the consolidated financial statements would need to be added:

(i) Short-term investments:

Note 2(d) would be restated as follows:

Short-term investments consist of corporate debt securities. The Company classifies its debt securities as available-for-sale, which are recorded at fair value.

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for- sale securities are determined on a specific identification basis. During the periods presented, there have been no unrealized holding gains or losses on short-term investments.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(ii) Stock-based compensation plan:

Under U.S. GAAP, for any employee stock options with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value-based method"). As the Company grants stock options at the fair market value of the shares on the day immediately preceding the date of the grant of the options, no compensation expense would be recognized under the intrinsic value method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosures of net income and earnings per share, as if the fair value-based method as opposed to the intrinsic value-based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's loss for the year and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant in the Black-Scholes option pricing model include: risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150.7%.

============================================================================
                                                     2001           2000
----------------------------------------------------------------------------
Loss under U.S. GAAP                            $(18,956,338)  $(16,476,286)
Pro forma loss under U.S. GAAP                   (25,275,143)   (22,638,303)
Pro forma loss per common share:
    Basic                                              (0.96)         (0.96)
    Diluted                                            (0.96)         (0.96)
Weighted average grant date fair
    value of options granted
    during the year                               U.S. $1.57      U.S.$8.23
============================================================================


(iii) Recent accounting pronouncements:

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Tangible Assets." SFAS No. 141 provides new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. Among other things, it requires that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company does not believe that the adoption of SFAS 141 and 142 will have a material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 no later than January 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

EXECUTIVE OFFICERS


NAGY MOUSTAFA, PRESIDENT & CEO
In 1997, it was Nagy Moustafa's vision to take PKI technology into the wireless market, thus making Diversinet a leading innovator in the wireless industry. Mr. Moustafa was the founder of CIT Canada Inc., an IT consulting firm, and its chief visionary since its inception. Prior to CIT Canada Inc., Mr. Moustafa was Director of Information Technology with Rogers Communications and held senior positions at IBM, Computerland and the Canadian Ministry of Treasury and Economics.

RICHARD PALMER, EXECUTIVE VICE PRESIDENT & CFO
Richard Palmer joined Diversinet following 12 years at CTV Inc. (TSE:TV), Canada's pre-eminent communications company. His most recent position at CTV, was Senior Vice President, Finance.

HUSSAM MAHGOUB, VICE PRESIDENT, PRODUCTS
Hussam Mahgoub brings with him over twenty years of electronic products and service development experience with leading Canadian companies, where he introduced messaging, EDI, and Internet services. Prior to joining Diversinet, Mr. Mahgoub held senior positions at Canada Post, Bell Canada, and the Bank of Montreal.

NICK DARWISH, VICE PRESIDENT, SALES & MARKETING
Nick Darwish is responsible for Diversinet's global Sales and Marketing initiatives. Mr. Darwish has over 15 years experience in the wireless and communications industries, with positions in sales and business development, particularly in the area of mobile Internet. Mr. Darwish joined Diversinet after twelve years at Nortel Networks, a leading global supplier of data and telephony network solutions and services.


BOARD OF DIRECTORS


FRANK CLEGG has served as one of Diversinet's Directors since April 1998. Mr. Clegg is currently the President of Microsoft Canada.

WILLIAM L. LINTON has served as a Director since May 2000. Mr. Linton is currently President and Chief Executive Officer of CallNet Enterprises .

DAVID F. MASOTTI has served as one of the Company's Directors since April 1998, and is currently an independent consultant.

JOHN A. MCMAHON has served as one of the Company's Directors since April 1998. Mr. McMahon is the Managing Partner of Continua Capital Inc.

NAGY MOUSTAFA has served as Diversinet's Chairman, President and Chief Executive Officer since November 1997.

RICHARD PALMER was appointed a Director on December 12th, 2001. Mr. Palmer is currently Executive Vice President and Chief Financial Officer of Diversinet.

MARK C. STEINMAN has served as one of Diversinet's Directors since June 1998. Mr. Steinman is currently the Executive Vice President and Chief Financial Officer of Stelco Inc.

TONY WERNER has served as one of the Company's Directors since December 1998. Mr. Werner is currently Chief Technology Officer of Liberty Media Corporation.

          DIVERSINET CORP          2225 Sheppard Avenue East
                                   Suite  1700
                                   Toronto,  Ontario
                                   Canada  M2J  5C2

                                   tel:    1.416.756.2324
                                   fax:    1.416.756.7346

                                   www.diversinet.com


          TRANSFER AGENT:          Computershare Trust Company
                                   100  University  Avenue
                                   Toronto,  Ontario
                                   Canada  M5J  2Y1

                                   tel:    1.800.663.9097
                                           1.416.981.9633

          AUDITORS:                KPMG,  LLP
                                   Chartered  Accountants
                                   4120  Yonge  Street
                                   Suite  500
                                   Toronto,  Ontario
                                   Canada  M2P  2B8

                                   tel:    1.416.228.7000

          TRADED ON:               NASDAQ  (Small Cap)


          TICKER SYMBOL:           DVNT

                                                Computershare

                                                               INVESTOR SERVICES
                        Computershare Trust Company of Canada
February 5, 2002                        100 University Avenue
                                             Toronto, Ontario
                                                      M5J 2Y1
                                       Telephone 416-981-9500  CANADA
                                       Facsimile 416-981-9800  Australia
                                        www.computershare.com  Channel Islands
                                                               Hong Kong
                                                               Ireland
To:  Alberta Securities Commission                             New Zealand
     British Columbia Securities Commission                    Philippines
     Ontario Securities Commission                             South Africa
     The Canadian Venture Exchange - CDNX                      United Kingdom
     US Securities Exchange Commission                         USA
     The NASDAQ Stock Exchange



Dear  Sirs:

Subject:     DIVERSINET  CORP.
--------

We confirm that the following English material was sent by pre-paid mail on February 5, 2002 to the registered shareholders of Common Shares of the subject
Corporation:

1.   Notice of Annual Meeting of Shareholders/Management Information Circular
2.   Proxy
3.   2001  Annual  Report
4.   Mailing  List  Card
5.   Return  Envelope

We further confirm that copies of the above mentioned material, were sent by courier on to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No.41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours  truly,



Signed
Michael Lee
Assistant Account Manager
Stock Transfer Services
(416) 263-9644
(416) 981-9800  Fax